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                              July 7, 2020

       Barton Brookman
       President and Chief Executive Officer
       PDC ENERGY, INC.
       1775 Sherman Street, Suite 3000
       Denver, Colorado 80203

                                                        Re: PDC ENERGY, INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-37419

       Dear Mr. Brookman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Financial Condition, Liquidity and Capital Resources, page 56

   1. You disclose that you are subject to various financial covenants under your Revolving
                                                        Credit Agreement
including financial ratios which include a requirement to maintain a minimum current ratio
of not less than 1.0 to 1.0 and a maximum consolidated leverage ratio of not more than
4.0 to 1.0. However, we note that you had a working capital deficit at December 31, 2019
and 2018. Tell us, and revise your disclosure to clarify, how these financial ratios are
calculated. To the extent that these measures reflect transactions that have not yet occurred,
e.g. additional borrowings under existing credit agreements, your revised disclosure
should clarify that and describe all material aspects of those future transactions, including
increased debt levels and interest expense.
 Barton Brookman
FirstName   LastNameBarton Brookman
PDC ENERGY,      INC.
Comapany
July 7, 2020NamePDC ENERGY, INC.
July 7,2 2020 Page 2
Page
FirstName LastName
Reconciliation of Non-U.S. GAAP Financial Measures
Cash flows from operations to adjusted cash flows from operations and free cash flow (deficit), page 63

2. You deduct the net change in operating assets and liabilities from your measure Adjusted cash flows from operations. You also deduct capital expenditures for development of crude oil and natural gas properties and add or deduct the change in accounts payable related to capital expenditures from your liquidity measure Free cash flow (deficit).
         Please address the following:

                Tell us why it is appropriate to deduct changes in operating assets and liabilities that represent normal, recurring, cash operating expenses necessary to operate a business from Adjusted cash flows from operations; and,
                Tell us why it is appropriate to add or deduct the change in accounts payable related to capital expenditures from Free cash flow (deficit).

         Refer to Item 10(e)(1)(ii)(A) and (B) and Question 100.01 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
Crude Oil and Natural Gas Information - Unaudited
Changes in Estimated Quantities of Proved Reserves, page 116

3. Your disclosure under this section identifies multiple factors impacting your proved reserves without indicating the amount attributable to each factor. For example, the discussion you have provided under the caption Revisions of Previous Estimates-Proved
         Developed Reserves indicates that "proved developed reserves experienced a net positive revision of 17.3 MMBoe due to a decrease in operating costs, performance revisions and other items", and that "these net positive revisions were partially offset by a decrease in prices for crude oil, natural gas and NGLs", without indicating the amount attributable to each factor. If multiple factors materially contribute to or offset changes in reported reserve quantities, indicate the quantity attributable to each factor. Note that this comment applies to similar disclosure appearing throughout this section.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Barton Brookman
PDC ENERGY, INC.
July 7, 2020
Page 3

       You may contact Sandra Wall, Petroleum Engineer at (202) 551-6001 with any questions regarding engineering comments. You may contact Sondra Snyder, Staff Accountant at (202)
551-3332 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions regarding comments on the financial statements and related matters, or with any other questions.



FirstName LastNameBarton Brookman                       Sincerely,
Comapany NamePDC ENERGY, INC.
                                                        Division of Corporation
Finance
July 7, 2020 Page 3                                     Office of Energy &
Transportation
FirstName LastName